UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2018

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 29, 2018, the Company held it’s a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following proposals: (i) to approve amendment to Article 5 to the Company’s Amended and Restated Articles of Association - “Share Capital of the Company”; (ii) to approve amendment to Article 49 to the Company’s Amended and Restated Articles of Association - “Appointment of Directors”; (iii) to approve certain amendments to the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board of Directors and Chief Executive Officer of the Company; and (iv) to approve the grant of options to purchase ordinary shares to each of the Company’s currently serving directors (other than the CEO – Dr. Fernando de la Vega), on such terms as previously determined by the Company’s Compensation Committee and Board of Directors. Each matter voted upon was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: December 10, 2018	By:	/s/ Fernando de la Vega
	Name:	Dr. Fernando de la Vega
	Title:	Chief Executive Officer

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